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Exhibit No. 1

CFOex, Inc.
401 Henley Street
Suite 300, Mezzanine Level
Knoxville, TN 37902

July 23, 2002

PERSONAL & CONFIDENTIAL

Mr. Dean Cannon
Chairman & Chief Executive Officer
Cannon Express, Inc.
1457 E. Robinson
Springdale, Arkansas 72764

Dear Dean:

        This letter will serve as the agreement (the "Agreement") between Cannon Express, Inc. ("Cannon" or the "Company") and CFOex, Inc. ("CFOex") regarding the retention of CFOex as the exclusive financial advisor to Cannon. Cannon seeks CFOex's assistance in addressing its evolving liquidity constraint and with implementing one, or several, strategic alternatives to be determined.

CFOex's Role

        CFOex understands that the Company seeks CFOex's assistance in addressing Cannon's current funding constraints and in determining its strategic alternatives. It is anticipated that throughout the term of this engagement, CFOex will assist in the review of various activities, which could include, but not necessarily be limited to, the following:

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  Restructuring the company's working capital facilities

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  Arranging for a secured bridge loan/financing

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  Restructuring equipment obligations and term obligations

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  Developing merger and acquisition alternatives including the outright sale of the Company

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  Identifying and implementing a financial strategy to improve the operating performance and associated shareholder value of the Company

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  Issuing a fairness opinion ("Fairness Opinion") relating to the sale and/or merger of the Company

CFOex's Proposed Actions

        CFOex proposes that Cannon engage the firm via this Agreement to initiate a series of advisory actions focusing on:

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  A Needs and Situational Assessment Analysis

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  Liquidity Constraints and Renegotiated Credit Facilities

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  Implementation of Strategic Alternatives

Needs and Situational Assessment Analysis

        CFOex agrees to immediately initiate a Needs and Assessment Analysis by visiting the Company's Springdale, Arkansas facility. CFOex would focus on reviewing the appropriate corporate files and records in conjunction with various management interviews and meetings. The principal objective of this exercise is to prepare and compile an assessment of Cannon's immediate operating and financial needs, its competitive position and to present a series of strategic alternatives for consideration. It is anticipated that this process will take 3 to 4 days on-site with the report provided by the 7thcalendar day following completion of the onsite visitation.

Liquidity Constraints and Renegotiated Credit Facilities

        The role of CFOex, on a best efforts basis, regarding the financing or refinancing (the "Financing") of all or any portion of the Company's balance sheet, is to secure a lender(s) and/or investor(s) which will enable Cannon to meet its immediate financing objectives and on-going operational needs. In this capacity, CFOex shall advise Cannon in regard to all structure, terms, conditions, flexibility, timing and strategic advantages provided by various lender(s)/investor(s) relationships.

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  Advise, in light of current market conditions, on all aspects of the Financing, including timing, structure, and terms

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  Conduct due diligence and create a Financing Memorandum which describes the Financing and the Company's business, including its history and future prospects

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  Approach potential lenders and investors, including commercial banks, commercial financing companies, insurance companies and private investment funds

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  Solicit term sheets from those lenders and investors interested in the Financing

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  Negotiate with lenders and investors regarding the terms and structure of the Financing

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  Advise Cannon, its attorneys, accountants and consultants, as required, regarding documentation

Implementation of Strategic Alternatives

        As determined in conjunction with the Company, CFOex is prepared to assist in executing Cannon's decided strategic direction. The principal activities associated with these initiatives are highlight in Appendix I.

CFOex's Fees

        CFOex's fees for acting as the Company's exclusive advisor in connection with the financial advisory and transaction services outlined herein will depend, in part, upon the strategic initiative that Cannon elects to pursue. Such fees will consist of:

Needs and Situational Assessment Analysis Fee

        The fee shall be $25,000 and is due upon signing this Agreement via check or wire transfer to CFOex.

Transaction and Execution Fees Associated with Refinancing Activities and Implementation of Strategic Alternatives

        CFOex extends Cannon two options for the payment of transaction and execution related activity fees associated with this Agreement.

  Equity Payment—per Appendix II

  Cash Payment—per Appendix II

Other Terms and Conditions

        To best perform the services contemplated above, Cannon agrees to furnish or cause to be furnished to CFOex any and all such information as CFOex reasonably believes appropriate to the successful execution of its engagement hereunder (all such information so furnished being the

"Information"). The Company represents that all Information furnished to CFOex or its agents will be complete and correct in all material respects, to the best of its knowledge, and that until the expiration of CFOex's engagement hereunder, the Company will advise CFOex immediately of the occurrence of any event or any other change known which results in the Information ceasing to be complete and correct in all material respects. The Company recognizes and confirms that CFOex (a) will use and rely primarily on the Information and on information available form generally recognized public sources in performing the services contemplated herein without having independently verified any of the same and (b) does not assume responsibility for accurateness or completeness of the Information and such other information and (c) will not make an appraisal of any of the assets or liabilities of the Company.

Term of Engagement

        This Agreement shall remain in force for a period of six (6) months from the date this Agreement (the "Term"). The Term will automatically renew for an additional six (6) month period (the "Renewal Period"), unless either the Company or CFOex serve the other party written notice 30 days prior to the end of the Term. Expiration of this Agreement shall not affect CFOex's right (i) to indemnification under the Indemnification paragraph below, or (ii) to the Financing Fee or Advisory Fee, if subsequent to, but within a period of one (1) year from the termination of this Agreement a financing source and/or buyer and/or seller contacted by CFOex or by the Company or by any other party during the Applicable Fee Period provides Financing and/or acquires and/or merges with the Company.

Indemnification

        Cannon will indemnify CFOex, (the term "CFOex" in this paragraph shall include CFOex, its employees, agents, including its counsel, and affiliates, and each of them) and hold CFOex harmless from and against any loss, claim, damage, expense, liability or action or any right to reimbursement which might arise in connection with CFOex's assignment and involvement in this transaction, including reimbursement for reasonable legal fees. The indemnity agreement contained in this paragraph, however, shall not extend to any loss, claim, damage, expense, liability or action or any right to reimbursement if and at the extent that any such loss, claim, damage, expense, liability or action or any right to reimbursement arises by reason of gross negligence or willful misconduct.

        Any amendment, modification or other changes to this Agreement must be in writing and signed by both parties to be enforceable. This Agreement will be governed by laws of the State of Tennessee.

        Please indicate your acceptance of the foregoing by executing and returning the enclosed copy of this Agreement. We look forward to assisting Cannon with its continuing operations.

Bruce W. Jones President CFOex, Inc.	Dean Cannon Chairman, Chief Executive Officer Cannon Express, Inc.

APPENDIX I

Selling the Company

        Prepare an Offering Memorandum describing Cannon, its historical performance and prospects, including existing contracts, marketing and sales, labor/driver force, management and anticipated proforma financial results of the Company. This Offering Memorandum shall not be given to any potential buyer without the prior consent of the Company and only after execution of a confidentiality agreement from the prospective buyer.

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  Develop a list of potential buyers to be contacted on a discreet and confidential basis after approval by the Company.

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  Draft and monitor the execution of all confidentiality agreements for those potential buyers wishing to review the Offering Memorandum.

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  Coordinate site visits for interested buyers and develop presentation material.

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  Solicit competitive offers from potential buyers.

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  Advise and assist Cannon in structuring and negotiating the transaction agreements.

        Upon execution of a letter of intent or similar documents, CFOex will assist in negotiating the transaction and assist Cannon's attorneys, accountants and consultants, as necessary, through closing, on a best efforts basis. In addition, if requested by Cannon, CFOex will provide a fairness opinion ("Fairness Opinion") relating to the sale of the Company to be included in the appropriate Security and Exchange Commission filings.

Implementation of a Merger or Acquisition

        Contact on a confidential basis and at the appropriate level, those companies identified by CFOex or the Company as potential targets to assess the level of interest in a sale or divestiture;

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  Develop a list of potential merger candidates to be contacted on a discreet and confidential basis after approval by the Company.

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  Draft and monitor the execution of all confidentiality agreements for those potential merger candidates.

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  Advise and assist in the related discussions, negotiations and structuring of the supporting transactions;

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  Assist Cannon in arranging the necessary financing to consummate a transaction;

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  Advise Cannon, its attorneys, accountants and consultants, as required, regarding documentation; and

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  On a best efforts basis, move toward closing the transaction.

        In addition, if requested by Cannon, CFOex will provide a Fairness Opinion relating to the merger by the Company to be included in the appropriate Security and Exchange Commission filings.

APPENDIX II

Equity Payment

        Regarding transaction and execution fees associated with refinancing activities and implementation of strategic alternatives, CFOex extends Cannon the following equity-based fee schedule payable in common stock/options of the Company.

To CFOex	500,000 shares of Cannon common stock/options
To mgmt.	up to 250,000 shares of Cannon common stock/options

Financing Fees

        A financing fee (the "Financing Fee"") with respect to any Senior Debt Financing which was initiated by CFOex and/or any Subordinated Debt/Equity linked Financing that was initiated by any party that the Company, in its sole discretion, chooses to accept during the Applicable Fee Period. The Financing Fee will be payable in cash, in federal funds via wire transfer or certified check, at, and as a condition of, closing of such Financing, regardless of whether the Company chooses to draw down the full amount of the committed Financing at that time, equal to the greater of:

• Senior Debt	1.5% of proposed Financing
• Subordinated Debt	4.0% of proposed Financing
• Subordinated/Equity-linked	8.0% of proposed Financing
or
•$75,000

        In the event the financing source increases the total Financing amount made available to the Company within eighteen months (18) months of a Financing Closing, CFOex shall be entitled to receive an additional Financing Fee based upon the above formulas in Section (iv)(a) above only; no minimum fee will apply in such case. In the event that Financing is provided to the Company during the Applicable Fee Period by the Company's existing lender(s) (the "Existing Lender(s)), on better terms than exist as of the date of this agreement (i.e. including, but not limited to, additional availability, and/or lower interest rates or lower all in costs and/or less restrictive loan covenants), then CFOex will be owed a full Financing Fee as it relates to the Existing Lender(s) Financing.

Merger and Sale Fees

        CFOex will receive a fee (the "Advisory Fee") on a roll up merger or acquisition (i.e. Cannon's common stock outstanding, as of the date of this Agreement, is not diluted by more than 50%) that was initiated by either CFOex or Cannon or any other party during the Applicable Fee Period, due and payable in cash, in federal funds via wire transfer or certified check, at and as a condition of, closing of such merger or acquisition (the "Roll Up Closing") equal to the greater of:

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  1% of merger/target company's annual gross revenue

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  $100,000

        CFOex will receive a fee (the "Advisory Fee") on a reverse merger or acquisition (i.e. Cannon's common stock outstanding, as of the date of this Agreement is diluted by more than 50%) that was initiated by either CFOex or Cannon or any other party during the Applicable Fee Period, due and payable in cash, in federal funds via wire transfer or certified check, at and as a condition of, closing of such merger or acquisition (the "M&A Closing") equal to the greater of:

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  2.5% of the first $5.0 million or any portion thereof of reverse merger consideration; and 1.5% of reverse merger consideration in excess of $5.0 million

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  $100,000

Fairness Opinion

        If requested by the Company, CFOex will provide the Company with a Fairness Opinion as it relates to the sale of the Company or a merger entered into by the Company during the Applicable Fee Period. Upon CFOex providing the Company with the final Fairness Opinion CFOex will receive a fee (the "Fairness Opinion Fee") of $50,000.

Other

        Cannon will be responsible for all legal and transaction support expenses associated with CFOex performing hereunder. In addition, the Company will reimburse CFOex for all reasonable out-of-pocket expenses incurred in performing its duties hereunder not to exceed $15,000 without prior permission from the Company.

APPENDIX III

Definitions

        For the purpose of this agreement,

        Senior Debt means funds (i) received or to be received by the Company, or any entity acquired, or controlled by, or under common control with the Company, in the form of revolving credit facilities, notes, term loans, lines of credit, offering lines, purchase and sale of accounts receivable facilities, or any other type of credit facility, for which the Company or any entity acquired, or controlled, by or under common control with the Company, is obligated to repay the funds on a fixed schedule with interest on the unpaid balance thereof at a fixed interest rate or a floating interest rate, without any profit participation or yield enhancement as a return on the repayment of the funds received by the Company, or any entity acquired, or controlled by, or under common control with the Company, and (ii) for which the lender has a claim to the assets of the Company, or any entity acquired, or controlled by, or under common control with the Company, superior or prior to the claim of the holders of Subordinated Debt.

        Subordinated Debt means (a) funds (i) received or to be received by the Company, or any entity acquired, or controlled by, or under common control with the Company, or for which the Company, or any entity acquired, or controlled by, or under common control with the Company, is obligated to repay the funds on a fixed schedule with interest on the unpaid balance therefore at a fixed interest rate or a floating rate, and (ii) for which the lender does not have a senior claim to the assets of the Company, or any entity acquired, or controlled by, or under common control with the Company, on parity with or prior to the claim of the holder-, of Senior Debt, or (b) funds (i) received or to be received by the Company, or any entity acquired, or controlled by, or under common control with the Company, is obligated to repay the funds on a fixed schedule with interest on the unpaid balance thereof at a fixed interest rate or a floating interest rate, and (ii) for which part of the overall return to the investor on these funds is anticipated to consist of a participation in the profits of the Company and/or some other type of income enhancement (whether realized through equity warrants conversions of the debt to equity, or otherwise) which has the effect of raising the overall return on these funds to the investors above the level that could be realized solely due to the receipt of stated interest income.

        Equity shall include, but not be limited to, common stock preferred stock, convertible stock, and the proceeds "from any joint venture agreement, including contributions by a joint venture partner involving cash, stock, property, plant and equipment or any other assets, or asset sale,

        Reverse Merger Consideration shall mean the aggregate consideration paid for all or a portion of the ABC stock plus the assumption or payoff of ABC interest bearing debt in a stock transaction by a reverse merger partner or the purchase price paid for all or a portion of the ABC's net assets of the business (i.e., assets less non-interest bearing liabilities) plus the assumption or payoff of ABC interest bearing debt if assets are acquired by a reverse merger partner. The aggregate consideration shall be deemed to be the total amount received-upon consummation of the merger and shall include those amounts paid in cash, note, stock or other evidence of indebtedness and the assumption or payoff of interest bearing debt. In the event that the consideration is paid in whole or in part in the form of securities, the value of such securities, for purposes of calculating CFOex's fee, shall be the fair market value thereof as of the date of the purchase agreement. If such aggregate consideration may be increased by contingent payments such as an "earnout", or any other monetary agreement in the transaction (e.g., non-compete agreement), the portion of CFOex's fee relating thereto shall be calculated and paid when and as such contingent payments or other monetary amounts are received.

        Total Consideration shall mean the purchase price paid for the stock plus the assumption or payoff of interest bearing debt if stock is sold or the purchase price paid for the net assets of the business (i.e., assets less non-interest bearing liabilities) plus the assumption or payoff of interest bearing debt if assets are sold. Total Consideration received by the Company shall include those amounts paid in cash, notes, stock or other evidence of indebtedness and the assumption or payoff of interest bearing debt. In the event that the consideration is paid in whole or in part in the form of securities of the acquiring entity, the value of such securities, for the purposes of calculating CFOex's fee, shall be the fair market value thereof as of the date of the purchase agreement. If such aggregate consideration may be increased by contingent payments such as an "earnout" or any other monetary agreement in the transaction (e.g., non-compete agreement), the portion of CFOex's fee relating thereto shall be calculated and paid when and as such contingent payments or other monetary amounts are received.

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  Exhibit No. 1
CFOex, Inc. 401 Henley Street Suite 300, Mezzanine Level Knoxville, TN 37902
  PERSONAL & CONFIDENTIAL
  CFOex's Role
  CFOex's Proposed Actions
  Needs and Situational Assessment Analysis
  Liquidity Constraints and Renegotiated Credit Facilities
  Implementation of Strategic Alternatives
  CFOex's Fees
  Needs and Situational Assessment Analysis Fee
  Transaction and Execution Fees Associated with Refinancing Activities and Implementation of Strategic Alternatives
  Other Terms and Conditions
  Term of Engagement
  Indemnification
APPENDIX I
  Selling the Company
  Implementation of a Merger or Acquisition
APPENDIX II
  Equity Payment
  Financing Fees
  Merger and Sale Fees
  Fairness Opinion
  Other
APPENDIX III
  Definitions